UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ProUroCare Medical Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74373C 10 7
(CUSIP Number)

Phillips W. Smith Family Trust
5636 E. Mockingbird Lane
Paradise Valley, AZ 85253
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 74373C 10 7

(1)	Names of reporting person: Phillips W. Smith Family Trust I.R.S. Identification Nos. of above person (entities only): NOT APPLICABLE

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship: United States

Number of shares beneficially owned by each reporting person with:

(5) Sole Voting Power: 683,552

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 683,552

(8) Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 683,552

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)	Percent of Class Represented by Amount in Row (9): 5.3%

(14)	Type of Reporting Person: IN,OO
________________________

Item 1(a).	Name of Issuer: ProUroCare Medical Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 6440 Flying Cloud Drive, Suite 101, Eden Prairie, MN 55416.

Item 2(a).	Name of Person Filing: Phillips W. Smith Family Trust

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Reporting person’s principal address is 5636 E. Mockingbird Lane, Paradise Valley, AZ 85253.

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number: 74373C 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

(a)	Amount beneficially owned: 683,552

(b)	Percent of class: 5.3%.

(c)	Number of shares to which the person has:

(i) Sole Voting Power: 683,552

(ii) Shared Voting Power: 0

(iii) Sole Dispositive Power: 683,552

(iv) Shared Dispositive Power: 0

Phillips W. Smith and Patricia R. Smith, as trustees of the Phillips W. Smith Family Trust, each hold sole voting and sole dispositive power over the shares.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: April 2, 2010
Phillips W. Smith, as Trustee of the Phillips W. Smith Family Trust

Signature:	/s/ Phillips W. Smith